Exhibit (a)(1)(G)

November 2, 2012

To Our Shareholders:

I am pleased to report that Cascade Corporation (“Cascade”) has entered into an Agreement and Plan of Merger, dated October 22, 2012 (the “Merger Agreement”), with Toyota Industries Corporation (“TICO”) and Industrial Components and Attachments II, Inc., a wholly owned subsidiary of TICO (“Purchaser”), pursuant to which Cascade will be acquired by TICO.

Purchaser has commenced a tender offer to acquire all of Cascade’s outstanding common shares for $65.00 per share, net to the seller in cash (the “Offer”). The Offer is subject to certain conditions, including the tender of at least a majority of all of Cascade’s common shares on a fully diluted basis, regulatory approvals, the accuracy of representations and warranties and compliance by Cascade with its covenants in the Merger Agreement, and other customary conditions. The Offer will be followed by a merger of Cascade and Purchaser in which each Cascade share not purchased in the Offer will be converted into the right to receive the same $65.00 per share cash consideration paid in the Offer, without interest.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), after careful consideration, our board of directors has unanimously approved and adopted the Merger Agreement and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of Cascade and its shareholders. Accordingly, the Cascade board of directors unanimously recommends that Cascade’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

In arriving at its recommendation, our board carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition to the Schedule 14D-9 that accompanies this letter, also enclosed is TICO’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. We urge you to read the enclosed materials carefully.

Our board of directors and management team deeply appreciate the support our shareholders have given to Cascade over the years.

Sincerely,

Robert C. Warren, Jr.,

President, Chief Executive Officer and Director